EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Six Months Ended June 30, 2015
Earnings:
Income before income taxes	$847.5
Add: Dividends from equity method investments	6.6
Fixed charges	147.9
Total earnings	$1,002.0

Fixed charges:
Interest expense (a)	$88.4
Rent expense interest factor (b)	59.5
Total fixed charges	$147.9

Ratio of earnings to fixed charges	6.77x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.